SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                 (Amendment No.)


                       International Tower Hill Mines Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Shares, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    46051L104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [x]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

CUSIP No. 46051L104
---------------------

1.   NAME OF REPORTING PERSONS

     Tocqueville Asset Management, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     3,759,000

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     3,759,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,759,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.47%

12.  TYPE OF REPORTING PERSON

     PN

CUSIP No. 46051L104
---------------------

1.   NAME OF REPORTING PERSONS

     Tocqueville Gold Offshore Fund Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     2,473,500

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     2,473,500

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,473,500

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.23%

12.  TYPE OF REPORTING PERSON

     CO

CUSIP No. 46051L104
---------------------

Item 1(a).  Name of Issuer:

            International Tower Hill Mines Ltd.
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            #1901 - 1177 West Hastings Street
            Vancouver, British Columbia V6E 2K3
            Canada
            --------------------------------------------------------------------

Item 2(a).  Name of Person Filing:

            Tocqueville Asset Management, L.P.
            Tocqueville Gold Offshore Fund Ltd.
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            Tocqueville Asset Management, L.P.
            40 West 57th Street
            19th Floor
            New York, New York 10019

            Tocqueville Gold Offshore Fund Ltd.
            c/o Citco Fund Services (Cayman Islands) Ltd.
            Windward 1, 2nd Floor
            Regatta Office Park, West Bay Road
            P.O. Box 31106
            Grand Cayman KY1-1205
            Cayman Islands
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            Tocqueville Asset Management, L.P.:         Delaware
            Tocqueville Gold Offshore Fund Ltd.:        Cayman Islands
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            Common Shares, no par value
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            46051L104
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [X]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         (a) Amount Beneficially Owned:

             Tocqueville Asset Management, L.P.:               3,759,000
             Tocqueville Gold Offshore Fund Ltd.:              2,473,500
             -------------------------------------------------------------------

         (b) Percent of Class:

             Tocqueville Asset Management, L.P.:                    9.47%
             Tocqueville Gold Offshore Fund Ltd.:                   6.23%
             -------------------------------------------------------------------

         (c) Number of shares as to which the reporting person has:

             (i)   Sole power to vote or to direct the vote

                   Tocqueville Asset Management, L.P.:                 0
                   Tocqueville Gold Offshore Fund Ltd.:                0
                   -------------------------------------------------------------

             (ii)  Shared power to vote or to direct the vote

                   Tocqueville Asset Management, L.P.:         3,759,000
                   Tocqueville Gold Offshore Fund Ltd.:        2,473,500
                   -------------------------------------------------------------

            (iii)  Sole power to dispose or to direct the disposition of

                   Tocqueville Asset Management, L.P.:                 0
                   Tocqueville Gold Offshore Fund Ltd.:                0
                   -------------------------------------------------------------

             (iv)  Shared power to dispose or to direct the disposition of

                   Tocqueville Asset Management, L.P.:         3,759,000
                   Tocqueville Gold Offshore Fund Ltd.:        2,473,500
                   -------------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

         N/A
         -----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A
         -----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A
         -----------------------------------------------------------------------

Item 8.  Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to s.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s.240.13d-1(c) or s.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A
         -----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         N/A
         -----------------------------------------------------------------------

Item 10. Certifications.

     "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect".

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      Tocqueville Asset Management, L.P.*

                                         By: /s/ Elizabeth F. Bosco
                                             -------------------------
                                             Name:  Elizabeth F. Bosco
                                             Title: Compliance Officer



                                      Tocqueville Gold Offshore Fund Ltd.*

                                         By:  Tocqueville Asset Management, L.P.
                                         Its: Investment Manager


                                         By: /s/ Roger C. Cotta
                                             -------------------------
                                             Name:  Roger C. Cotta
                                             Title: Chief Operating Officer



Date:  February 14, 2008


* The Reporting Persons disclaim beneficial ownership of the securities reported except to the extent of their pecuniary interest therein.

                                                                       Exhibit A

                                    AGREEMENT


     The undersigned agree that this Schedule 13G dated February 14, 2008 relating to the Common Shares of International Tower Hill Mines Ltd. shall be filed on behalf of the undersigned.



                                      Tocqueville Asset Management, L.P.

                                         By: /s/ Elizabeth F. Bosco
                                             -------------------------
                                             Name:  Elizabeth F. Bosco
                                             Title: Compliance Officer



                                      Tocqueville Gold Offshore Fund Ltd.

                                         By:  Tocqueville Asset Management, L.P.
                                         Its: Investment Manager


                                         By: /s/ Roger C. Cotta
                                             -------------------------
                                             Name:  Roger C. Cotta
                                             Title: Chief Operating Officer





Date: February 14, 2008




SK 52276 0001 855182